FORM 6-K
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



For the month of           September                                      2005
                           -----------------------------------------     -------
Commission File Number     000-29898
                           -----------------------------------------     -------


                           Research In Motion Limited
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                (Translation of registrant's name into English)


                              295 Phillip Street,
                           Waterloo, Ontario, Canada
                                    N2L 3W8
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                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                  Form 20-F                      Form 40-F     X
                             -----------                  -----------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                       No     X
                       -----------              ------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-______________


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                                DOCUMENT INDEX


Document
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    1       News Release dated September 23, 2005 ("Vodacom Launches           4
            BlackBerry Built-In and  BlackBerry Connect in South Africa")


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                                                                     Document 1


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[RIM logo omitted]
                                                                   News Release

                                                             September 23, 2005

FOR IMMEDIATE RELEASE

Vodacom Launches BlackBerry Built-In and BlackBerry Connect in South Africa

South Africa and Waterloo, ON - Vodacom, South Africa's leading cellular network, and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the availability of BlackBerry(R) Connect(TM) for the Motorola MPx220 and the Sony Ericsson P910i, as well as BlackBerry(R) Built-In(TM) for the Siemens SK65, for the first time in South Africa. BlackBerry Connect and BlackBerry Built-In enable users of the Motorola MPx220, Sony Ericsson P910i and Siemens SK65 to benefit from popular BlackBerry services operating on the Vodacom network.

Asked about this new development, Pieter Uys, Vodacom Chief Operating Officer said: "BlackBerry is proving to be a very popular service with Vodacom customers and we are excited to offer our customers the latest device choices. By combining state-of-the-art devices such as the Motorola MPx220, Sony Ericsson P910i, and Siemens SK65 with BlackBerry services, Vodacom South Africa is expanding upon its BlackBerry portfolio, providing our customers with additional choice. Vodacom is proud to offer the popular BlackBerry services on a wide range of devices and will continue to lead the telecommunications industry in South Africa by providing the latest wireless communication solutions for everyone."

Vodacom was first to market with BlackBerry(R) in South Africa in February 2005 offering the BlackBerry 7290(TM) and BlackBerry 7100v(TM) devices, as well as BlackBerry Enterprise Server(TM) and BlackBerry Internet Service(TM). With the addition of BlackBerry Connect and BlackBerry Built-In, Vodacom customers can benefit from the proven, secure BlackBerry architecture while enjoying the robust features of the Sony Ericsson P910i, Motorola MPx220 and Siemens SK65.

"With more than three million BlackBerry subscribers today, BlackBerry continues to grow in popularity around the world. We are very pleased to work with Vodacom South Africa to deliver push-based BlackBerry services for a broader range of mobile devices," said Mark Guibert, Vice President, Corporate Marketing at Research In Motion.

Vodacom's Chief Operating Officer, Pieter Uys added: "Vodacom, through our alliance with Vodafone, is able to be ahead of the game in bringing first-class wireless communications technologies to South Africa. Once again, with BlackBerry Connect and BlackBerry Built-In, Vodacom demonstrates its leadership position in the South African market, giving Vodacom customers the freedom of choice to be able to link to a world beyond borders."

About Vodacom
Vodacom (Pty) Ltd is a pan-African cellular communications company, operating in the ICT sector, providing world-class GSM/GPRS services to millions of customers in South Africa, Tanzania, Lesotho, Mozambique and the Democratic Republic of the Congo (DRC). Vodacom's South African operations also offer UMTS or 3G services to its customers. Vodacom offers contract, prepaid, data and value-added voice and data services to the consumer, business and WASP (Wireless Application Service Provider) markets. With a customer base of 17.2 million subscribers, market share of 57% and turn-over of R27.3 billion as at March 2005, Vodacom is the leading cellular network in South Africa. For more information: www.vodacom.co.za.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

                                      ###

Media Contact:
Courtney Flaherty
Brodeur for RIM
(212) 771-3637
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

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                                   SIGNATURES



      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Research In Motion Limited
                                    -------------------------------------------
                                                  (Registrant)

Date:  September 23, 2005           By:       /s/    Angelo Loberto
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                                                     (Signature)
                                            Angelo Loberto
                                            Vice President, Finance